FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from September 1, 2006 to September 30, 2006

Commission File Number of issuing entity: 333-131213-18

RALI Series 2006-QS12 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer 8400 Normandale Lake Boulevard, Suite 250 Minneapolis, Minnesota	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QS12, in the classes specified herein	[___]	[___]	[X]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X   No ___

PART I - DISTRIBUTION INFORMATION

ITEM 1 - DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement, dated September 27, 2006, relating to the RALI Series 2006-QS12 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") and the related Prospectus dated August 8, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QS12 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class II-A-5, Class II-A-6, Class II-A-7, Class II-A-8, Class II-A-9, Class II-A-10, Class II-A-11, Class II-A-12, Class II-A-13, Class II-A-14, Class II-A-15, Class II-A-16, Class II-A-17, Class II-A-18, Class II-A-19, Class A-P, Class A-V, Class R-I, Class R-II, Class M-1, Class M-2 and Class M-3 Certificates.

PART II - OTHER INFORMATION

ITEM 2 - LEGAL PROCEEDINGS

Nothing to report.

ITEM 3 - SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 - DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 - SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 - SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 - OTHER INFORMATION.

Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ITEM 9 - EXHIBITS

    (a) Documents filed as part of this report.

Exhibit 99.1   October 2006 Monthly Statement to Certificateholders.

    (b) Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of September 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of March 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of September 28, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.3   ISDA Master Agreement, dated as of September 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS12 Trust, and Credit Suisse International, together with the Schedule to the Master Agreement and Credit Support Annex thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.4   Confirmation, dated as of September 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS12 Trust, and Credit Suisse International with respect to the Class II-A-1 Certificates (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.5   Confirmation, dated as of September 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS12 Trust, and Credit Suisse International with respect to the Class II-A-5 Certificates (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 10.6   Confirmation, dated as of September 28, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QS12 Trust, and Credit Suisse International with respect to the Class II-A-7 Certificates (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on October 13, 2006).

Exhibit 99.1   October 2006 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 25, 2006

RALI Series 2006-QS12 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
        as Master Servicer

By: _____
        Name: Darsi Meyer
        Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS